SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 001-14481

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Leste Cellular Participações Holding Company
(Translation of Registrant's name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company, with Authorized Capital
CNPJ/MF nº 02.558.144/0001-93 - NIRE 29300023892

Special Meeting of Shareholders
Call Notice

The shareholders are hereby called to attend the Special Meeting of Shareholders of the company to be held at 02:00 p.m. of July 19, 2005, at the company's head-office, on Rua Silveira Martins, 1036, módulo 1, Térreo, Cabula, in the Capital of Bahia State, in order to make resolutions on the following agenda: (1) to approve the change of the company's head-office to Rio de Janeiro/RJ, at Praia de Botafogo nº 501, 7º andar - parte, Torre Corcovado, CEP 22250-040, and, therefore, to amend article 3 of the Bylaws to read as follows: "Art. 3 – The Company's head-office is located in the city of Rio de Janeiro, State of Rio de Janeiro and, by decision of the Executive Committee, the Company may open and close branches, agencies and offices, departments and representation offices, in any part of the domestic territory or abroad."; (2) in face of the resignation of several members of the Board of Directors of the Company and because said Board was elected in accordance with article 141, of Law 6404/76, to elect a new Board of Directors.

GENERAL INSTRUCTIONS:

A) Proxies to be used at the Meetings should be filed with the head-office of the company, at Rua Silveira Martins, 1036, módulo 1, Térreo, Cabula, in the Capital of Bahia State, CEP: 41150-000 (Legal Assistance Department) up to forty-eight (48) hours before the time scheduled for the Meetings;

B)  Shareholders whose shares are in the Fungible Custody of Registered Shares of the Stock Exchanges wishing to attend the Meetings should present a statement issued by the custody institution as from July 15, 2005, showing his/its respective stock holding position; and

C)  The documents and proposals are available to the shareholders at the address mentioned in letter "A".

D)  In accordance with CVM Instruction no. 165, of 12.11.91, as amended by article 1 of CVM Instruction no. 282, of 06.26.98, the minimum percentile interest in the voting capital necessary for the requirement of adoption of the multiple voting process for election of members of the Board of Directors is five per cent (5%).

Salvador (BA), July 01, 2005.

Felix Pablo Ivorra Cano
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2005

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.